Exhibit 2

1Q16 Capital & Asset Quality Update (Pillar 3) February 2016 This document should be read in conjunction with Westpac’s Pillar 3 report for December 2015, incorporating the requirements of APS330. All comparisons in this document refer to 31 December 2015 compared to 30 September 2015 (unless otherwise stated)

CAPITAL

Capital ratios further strengthened

Key movements in regulatory capital ratios in 1Q16

- $3.5bn Entitlement Offer (+97bps)
- 2H15 final dividend, net of dividend reinvestment plan (-72bps)
- Risk weighted asset (RWA) growth (excluding FX translation impact) (-6bps)
- FX translation impact on RWA (-1bp)
- 1Q16 earnings and other movements in capital deductions
- Internationally comparable CET1 capital ratio of 14.3% comfortably in top quartile of global peers
- 2006 TPS (A$763m) will cease to be eligible as Additional Tier 1 (AT1) capital after 30 June 2016. As a result, the Group is considering the issuance of a new A$ AT1 capital security, subject to market conditions
- On 11 February 2016 Westpac announced its intention to redeem 2004 TPS (US$525m) on 31 March 2016
- In 2015, APRA announced changes to the correlation factor used to calculate RWA for Australian residential mortgages that will become effective on 1 July 2016. If this change was applied at 31 Dec 2015, it would increase RWA by approximately $43bn and reduce the CET1 capital ratio by approximately 110bps

CET1 capital ratio quarterly (%)



Preferred CET1 capital ratio range 8.75% - 9.25%[1]
7.2
7.7
7.5
8.2
8.3
8.7
8.4
9.1
8.3
8.8
8.3
9.0
8.4
8.8
9.0
9.5
10.2
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15

Key capital ratios (%)	Mar-15	Sep-15	Dec-15
Common equity Tier 1 (CET1) capital ratio	8.8	9.5	**10.2**
Additional Tier 1 capital	1.5	1.9	**1.8**
Tier 1 capital ratio	10.3	11.4	**12.0**
Tier 2 capital	1.8	1.9	**1.9**
Total regulatory capital ratio	12.1	13.3	**13.9**
CET1 capital ratio (internationally comparable[2])	12.2	13.2	**14.3**
Risk weighted assets (RWA) ($bn)	347	359	**361**
Leverage ratio (APRA)	n/a	4.8	**4.9**
Leverage ratio (internationally comparable[2])	n/a	5.5	**5.6**

1 The low end of the preferred capital range provides a 75bp buffer to the total of APRA's regulatory minimum of 4.5% and the capital conservation buffer (CCB) of 3.5%. The CCB includes the domestically systemically important bank (D-SIB) buffer of 1%, effective 1 Jan 2016. 2 Internationally comparable aligns with the APRA study titled "International capital comparison study" of 13 July 2015. For more details on adjustments refer to Westpac's 2015 Full Year Financial Results Presentation and Investor Discussion Pack, available at www.westpac.com.au.

2 | Westpac 1Q16 Capital & Asset Quality Update | February 2016

Westpac GROUP

RWA movements 3 1 Loss given default. RWA movements ($bn) Credit RWA movements ($bn) Components of Credit RWA movements ($bn) CAPITAL Increase due to portfolio growth (mostly mortgages) and change in LGD1 parameters for corporate. Partially offset by lower mark-to-market credit risk Lower mostly from reduced interest rate exposure Higher RWA as rising market interest rates reduced the embedded gain in the portfolio

FUNDING & LIQUIDITY

Strong funding and liquidity position

- Stable funding ratio lifted to 84.0% at 31 Dec 2015 due to customer deposit growth and increased capital
- $14bn of term wholesale funding raised year to date (31 Jan 2016)
  - Issued benchmark trades in major markets
  - Weighted average term to maturity of 5.1 years
- Increased liquidity coverage ratio (LCR) to 129%
  - $30bn in excess liquidity above 100% requirement
  - Boosted HQLA as at 31 Dec 2015, in preparation for lower CLF of $58.6bn from 1 Jan 2016
- $139bn of unencumbered liquid assets at 31 Dec 2015[1]

Liquidity coverage ratio ($bn)	Mar-15	Sep-15	Dec-15
High quality liquid assets[2] (HQLA)	57	61	**68**
Committed liquidity facility[3] (CLF)	66	66	**66**
Total LCR liquid assets	**123**	**127**	**134**
Cash outflows in a 30-day defined stressed scenario ($bn)			
Customer deposits	66	65	**64**
Wholesale funding	17	15	**17**
Other flows[4]	25	25	**23**
Total	**108**	**105**	**104**
LCR[5]	**114%**	**121%**	**129%**

Stable funding ratio (%)


83.2%
83.8%
84.0%
6.2
10.6
5.0
9.7
7.0
1.8
59.7
6.2
10
4.9
10.5
7.4
1.7
59.3
6.6
9.4
4.6
10.1
7.6
1.5
60.2
Wholesale Onshore <1yr[6]
Wholesale Offshore <1yr[6]
Wholesale Onshore >1yr
Wholesale Offshore >1yr
Securitisation
Equity
Customer deposits
Mar-15
Sep-15
Dec-15

New term issuance 1 Oct 15 to 31 Jan 16 (%)


By type
87
13
Senior Unsecured
Covered Bonds
By tenor
55
18
0.3
22
5
2 Years
3 Years
4 Years
5 Years
>5 Years
By currency
1
20
9
7
10
53
AUD
USD
EUR
JPY
GBP
Other

1 Includes repo eligible liquid assets not eligible for LCR. 2 Includes HQLA as defined in APS 210 - Liquidity, RBNZ qualifying liquids, less RBA open repos funding end of day exchange settlement account (ESA) balances with the RBA. 3 The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 – Liquidity. 4 Other flows include credit and liquidity facilities, collateral outflows and inflows from customers. 5 LCR is calculated as the percentage ratio of HQLA and CLF over the total net cash outflows in a modelled 30-day defined stressed scenario. Calculated on a spot basis. 6 Includes long term wholesale funding with a residual maturity less than 1 year.

4 | Westpac 1Q16 Capital & Asset Quality Update | February 2016

ASSET QUALITY

Asset quality in good shape

Stressed exposures (as a % of TCE[1]) and provisions ($bn)


% of TCE
$bn
Watchlist & substandard (lhs)
90+ days past due well secured (lhs)
Impaired (lhs)
Total Provisions (rhs)
Individually assessed provisions (rhs)
Collectively assessed provisions (inc. overlay) (rhs)
4.0
3.0
2.0
1.0
0.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.17 3.20 2.85 2.48 2.26 2.17 1.94 1.60 1.37 1.24 1.12 0.99 0.98
2.18 2.07 1.66 1.45 1.26 1.24 1.03 0.85 0.75 0.71 0.62 0.54 0.54
0.36 0.46 0.51 0.41 0.40 0.35 0.35 0.31 0.28 0.26 0.26 0.25 0.25
0.63 0.67 0.68 0.62 0.60 0.58 0.56 0.44 0.34 0.27 0.24 0.20 0.19
Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Dec-15

Provision coverage ratios	2H14	1H15	2H15	**1Q16**
Collectively assessed provisions to credit RWA	93bps	89bps	86bps	**87bps**
Impairment provisions to impaired assets	45%	48%	46%	**48%**

1 Total committed exposure.

Stressed exposures by industry ($bn)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun-15
Sep-15
Dec-15
Consumer lending
Property & business services
Wholesale & retail trade
Manufacturing
Agriculture, forestry & fishing
Transport & storage
Mining
Accommodation, cafes & restaurants
Construction
Services
Utilities
Finance & insurance
Other

- In aggregate, asset quality has been broadly stable with total stressed assets in dollar terms up modestly but down as a per cent of TCE. Total impaired assets down around $80m
- Increase in stress in consumer lending reflects 2bps increase in Group mortgage +90 days delinquencies, to 44bps
- Increase in property and business services stress relates to a facility downgraded to watchlist in business services
- Small lift in stress in construction and services sectors due principally to lower commodity prices

5 | Westpac 1Q16 Capital & Asset Quality Update | February 2016

Westpac GROUP

Areas of interest Mining, agriculture and commercial property portfolios 6 1 Includes impaired exposures. 2 Per cent of portfolio is to TCE. Mining portfolio Agriculture portfolio TCE by sector (%) Sep-15 Dec-15 TCE $14.4bn $13.4bn Lending $7.1bn $6.7bn % of Group TCE 1.54 1.40 % of portfolio graded as stressed1, 2 1.86 2.22 % of portfolio in impaired2 0.28 0.30 Sep-15 Dec-15 TCE $18.1bn $18.3bn Lending $15.1bn $15.0bn % of Group TCE 1.92 1.90 % of portfolio graded as stressed1, 2 4.80 4.93 % of portfolio in impaired2 0.43 0.46 TCE by sector (%) Sep-15 Dec-15 TCE $65.6bn $66.2bn Lending $51.3bn $51.1bn % of Group TCE 7.00 6.91 % of portfolio graded as stressed1, 2 1.48 1.43 % of portfolio in impaired2 0.64 0.61 TCE by borrower type (%) Commercial property portfolio ASSET QUALITY 47 5 22 9 13 4 Oil and gas Iron ore Other metal ore Coal Mining services Other 36 33 10 7 8 3 3 Grain, sheep & beef Dairy cattle Horticulture and fruit Services to agriculture Other livestock farming Fishing Other 43 12 26 19 Exposures <$10m Developers >$10m Investors >$10m Diversified Property Groups and Property Trusts >$10m

Consumer asset quality remains sound 7 1 Source ABA Cannex December 2015. Australian consumer 90+ days delinquencies (%) Properties in possession (#) Australian mortgage 90+ days delinquencies by State (%) Australian housing portfolio and system by State (%) 1 ASSET QUALITY Australian mortgage 90+ days delinquencies up 1bp to 46bps Continuing strong performance in NSW and Vic with a softer performance in WA consistent with weaker economic conditions in that state Auto finance 90+ days delinquencies down 1bp to 99bps High quality New Zealand consumer portfolio maintained 90+ days mortgage delinquencies up 2bps to 16bps 90+ days credit card delinquencies flat at 48bps 49 42 105 29 22 13 1 1 NSW Vic Qld WA SA Tas ACT NT 35 27 18 13 7 40 26 17 10 7 43 29 15 7 6 NSW & ACT VIC & TAS QLD WA SA & NT Australian banking system Westpac Group portfolio 1Q16 Westpac Group drawdowns

Investor Relations Team 8 Andrew Bowden Head of Investor Relations +61 2 8253 4008 andrewbowden@westpac.com.au Leigh Short Senior Manager +61 2 8253 1667 lshort@westpac.com.au www.westpac.com.au/investorcentre Financial information (results, Annual reports, regulatory disclosures) Presentations and webcasts 5 year financial summary For further information on Westpac Jacqueline Boddy Director +61 2 8253 3133 jboddy@westpac.com.au Louise Coughlan Director (Rating Agencies) +61 2 8254 0549 lcoughlan@westpac.com.au Debt Investor Relations Retail Shareholder Investor Relations Danielle Stock Manager +61 2 8253 6556 dstock@westpac.com.au or email: investorrelations@westpac.com.au Equity Investor Relations

Disclaimer 9 The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities. The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘will’, ‘may’, ‘expect’, 'indicative', ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, or similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section titled ‘Risk factors' in Westpac’s 2015 Annual Report available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation to update any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, after the date of this presentation.